VS MEDIA HOLDINGS LIMITED

6/F, KOHO,

75 Hung To Road,

Kwun Tong, Hong Kong

May 2, 2025

Mr. Eddie Kim

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	VS MEDIA Holdings Ltd
Registration Statement on Form F-1
Filed April 21, 2025
File No. 333-286658

Pursuant to Rule 461 under the Securities Act of 1933, as amended, VS MEDIA Holdings Ltd hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on May 6, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Nga Fan Wong
Nga Fan Wong Chief Executive Officer

cc:	Loeb & Loeb LLP
Duane Morris LLP